

May 19, 2015

<u>Via E-mail</u>
Mr. Michael Sewell
Chief Financial Officer, Senior Vice President and Treasurer
Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, OH 45014-5141

Re: Cincinnati Financial Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 000-04604

Dear Mr. Sewell:

We have reviewed your May 6, 2015 response to our April 23, 2015 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 3 – Fair Value Measurements</u>
<u>Fair Value Hierarchy, page 137</u>

1. Please expand your analyses under ASC 320-10-50-1B and ASC 820-10-50-2B provided in your response to our prior comment 1 to further support your determination of "major security types" and "classes" of fixed maturity securities. In this regard, your disclosure on page 26 shows significant concentrations within credit rating categories for your taxable and tax-exempt fixed maturity securities, and your disclosure on page 28 shows significant concentrations of tax-exempt fixed maturity securities for locally issued general obligation bonds versus special revenue bonds. Help us understand why these disclosures are material yet further disaggregation under ASC 320-10-50-1B and ASC 820-10-50-2B is not necessary. Also, compare and analyze the risks and economics by credit rating category and between general obligation versus special revenue bonds.

2. Refer to your response to our prior comment two. You state that all classes of fixed maturity securities are valued using methodologies that model information generated by market transactions involving identical or comparable assets, as well as discounted cash flow methodologies. Please address the following:

- Provide us a description of these methodologies as you appear to use more than one methodology to model information generated by market transactions and more than one discounted cash flow methodology.
- Tell us whether the matrix pricing you reference in the proposed disclosure is the market approach.
- For each class of fixed maturity securities, tell us the extent you use the market approach versus the income approach (i.e. discounted cash flow methodologies).
- Tell us whether each input listed is used in both approaches for each class. If not, disaggregate for us those inputs used in the market approach from those used in the income approach for each class.
- Explain to us how valuing fixed maturity securities using methodologies generated by market transactions involving "identical" assets results in those securities being categorized in Level 2, rather than Level 1 of the fair value hierarchy.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant